

Craig Bond (Banking on Autopilot) · 3rd

Chairman at Envel,Inc.

Talks about #fintech, #innovation, #investments, #servantleadership, and #artificialintelligence

London, England, United Kingdom · Contact info

14,595 followers · 500+ connections

Envel

Saïd Business School, University of Oxford

Experience

Chairman
Envel · Full-time
Nov 2018 - Present · 3 yrs 5 mos

Barclays
5 yrs 10 mos

- **Chief Executive, Partnerships, JV's and Strategic Alliances, Barclays Africa Group and Absa Bank**
  Jul 2017 - Oct 2018 · 1 yr 4 mos
  Cape Town Area, South Africa

  Tasked with future proofing the banks capabilities and access to new customers by for developing and leading the Groups Partnerships, Joint Ventures and Strategic Alliances teams. Success achieved through partnering and business development with leading Retailers, Motor Manufacturers, Insurers, Fintechs, Telco's and Global Banking Groups.

- **Chief Executive, Retail and Business Banking, Barclays Africa Group and Absa Bank.**
  Jan 2013 - Jul 2017 · 4 yrs 7 mos
  Johannesburg Area, South Africa

  Tasked with turning around the Barclays Africa Retail and Business Banking business in 12 countries and achieving significant turnaround successes and revenue growth. Responsible for running the Personal and Business Bank and all its Geography, Product, Card and Payments, Distribution, Channels, and Sales & Service Divisions of Barclays Africa and it's South African subsidiary Absa Bank. 12,5 million

Standard Bank Group
12 yrs 8 mos

- **Chief Executive, Standard Bank China and ICBC Strategic Partnership**
  Nov 2008 - Dec 2012 · 4 yrs 2 mos
  Beijing, China

  Successfully established a Corporate and Investment Bank advisory business based in Beijing in partnership with the worlds largest bank, ICBC. Chairman/Franchise head of the Corporate and Investment Banking operations of Standard Bank in Asia (Beijing, Shanghai, Hong Kong, Taipei, Singapore and Tokyo)

- **Chief Executive, Standard Bank Africa and Chairman : Mastercard (South Asia, Middle East Africa)**
  Nov 2005 - Oct 2008 · 3 yrs

  Chief Executive of Africa's largest Banking Group's African Retail, Business, Corporate and Investment Banking Businesses and 16 Country management teams. Achieved a significant turnaround by growing market share and tripling profits over three years through strong organic growth and the acquisition of Banks in Nigeria and Kenya.

- **Managing Director : Standard Bank Africa and Chairman : MasterCard (South Asia, ME and Africa**
  Mar 2005 - Oct 2005 · 8 mos

  Double hatted running the South African Personal and Business Banking distribution channels, while transitioning into role to running the Banks rest of Africa businesses accross 16 Countries.

Show all 5 experiences →

Managing Director : Tourvest and Chairman : American Express Travel SA
Tourvest Travel Services
Jan 1999 - Mar 2000 · 1 yr 3 mos
Johannesburg Area, South Africa

Tasked with pulling together and developing synergies, cross sell and cost benefits from over 20 companies acquired by the company. Managing Director of SA's largest Travel and Tourism Services group and Chairman of American Express Travel and Foreign Exchange Services. Enjoyed the entrepreneurial environment and developments in travel and tourism but missed the ability to transform and move large

Nedbank
8 yrs 10 mos

- **General Manager and Head : Branch , Personal and Private Banking**
  Mar 1996 - Nov 1998 · 2 yrs 9 mos

  Ran the physical distribution channels (Branch and relationship banking) delivering record customer and revenue growth. Established a very successful Private Bank for the group.

- **General Manager to Managing Director : American Express Card , Travel and Foreign Exchange Services**
  Feb 1993 - Feb 1996 · 3 yrs 1 mo

  Tasked with turning around a loss making American Express Credit Card issuer and merchant acquirer. Turnaround achieved, doubling market share over three years and delivering consistent profits and growth. Subsequently integrated three American Express businesses (Card, Foreign Exchange and Travel) into one operating business and delivered significant operating synergies and profit growth.

- **Senior Manager to Assistant General Manager : Project Finance**
  Feb 1990 - Jan 1993 · 3 yrs

  Specialised in developing and executing tax based lending strategies for the Bank's top tier Corporate clients. Structured and issued South Africa's first ever Commercial Paper issue.

Show all 15 experiences →

Education

Saïd Business School, University of Oxford
Oxford Fintech Programme, Financial Technology
2019

Harvard Business School
Senior Executive Program (SEP), Advanced Business Studies
1999 - 2000

University of the Witwatersrand
B.Com, LLB, H.Dip Tax, Commerce and post graduate Law
1983 - 1987
Activities and societies: Chairman - Wits University Rag Committee , Chairman - SA Universities National Rag Committee, Chairman - Wits Rugby Club Foundation, Manager - Wits Rugby Club.

Show all 7 education →